

12025056



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 12/21/2011

January 24, 2012

Mark J. Sifferlen
Cummins Inc.
mark.sifferlen@cummins.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-24-12

Re: Cummins Inc.
Incoming letter dated December 21, 2011

Dear Mr. Sifferlen:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to Cummins by John Chevedden. We also have received letters from the proponent dated January 6, 2012, January 12, 2012, January 15, 2012, and January 16, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Cummins Inc.
Incoming letter dated December 21, 2011

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Cummins may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Cummins to amend Cummins' bylaws to permit shareholders who hold in the aggregate at least 25% of Cummins' outstanding shares of capital stock on a net long basis to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Cummins directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Cummins omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Cummins Inc. (CMI)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal topic.

One recent company no action request implicitly contained the admission for the first time that the company failed to advise the Staff in 2010 that in its claim of substantially implementing a 2010 rule 14a-8 proposal that the company was at the same time secretly imbedding text in the adoptive words that could support a later company argument that shareholders would never again have a rule 14a-8 voice on the subject of special shareholder meetings.

In other words the company was secretly setting up its adoptive text to support an argument that a future rule 14a-8 proposal on the very same topic (with different provisions) would arguably violate state law and would arguably cause the directors to violate their fiduciary duties.

This is a disturbing issue because a substantial number of companies, including Cummins, are seeking 2012 no action relief on substantially-implemented grounds. And these companies, including Cummins, are providing bare-bones descriptions of the steps they are taking to purportedly substantially implement rule 14a-8 proposals. This leaves wide-open the possibly that some of these companies are secretly laying the groundwork for a twofer deal:

1) Exclude a current rule 14a-8 proposal.
2) Add governing text to arguably forever silence a shareholder rule 14a-8 voice on the very same proposal topic but with different provisions.

This is to request that the Office of Chief Counsel obtain more details on the so-called adoptive steps companies are taking, including Cummins. Rule 14a-8 and the no action process should not be allowed to be a springboard to prevent future rule 14a-8 shareholder input on the topic under consideration.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: Mark Sifferlen <mark.sifferlen@cummins.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Cummins Inc. (CMI)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal topic.

No action requests on this topic are pushing the envelope in evading special meeting proposals through the substitution of useless proposals. In response to one rule 14a-8 proposal with a 10%-threshold, a company said it will ask shareholders to approve the calling of a special meeting by 40% of the net long shareholders and insert related language in both the charter and bylaws. This company also said it will also add un-described provisions regarding the "timing and process."

So if only 60% of that company's shares were held net long, then to call a special meeting, one would need to get approval from 66% of these shares to call a special meeting – useless!

Rule 14a-8 was not intended to be an avenue to clutter the governing documents of companies with useless provisions with arcane text that mislead shareholders into believing that they have right that would be virtually impossible to exercise.

Cummings has also proposed a net long provision. One proxy advisory firm recommended against a Mattel company proposal that added a net long provision to an already existing ability of shareholders to call a special shareholder meeting. According to the proxy advisory firm the requirement that shares must be held in the net-long position may add administrative burdens to shareholders attempting to request a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: Mark Sifferlen <mark.sifferlen@cummins.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Cummins Inc. (CMI)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal topic.

No action requests on this topic are pushing the envelope in evading the special meeting proposal through the substitution of useless proposals. In response to one rule 14a-8 proposal with a 10%-threshold, a company said it will ask shareholders to approve the calling of a special meeting by 40% of the net long shareholders and insert related language in both the charter and bylaws. This company also said it will also add un-described provisions regarding the "timing and process."

So if only 60% of that company's shares were held net long, then to call a special meeting, one would need to get approval from 66% of these shares to call a special meeting – useless!

Rule 14a-8 was not intended to be an avenue to clutter the governing documents of companies with useless provisions with arcane text that mislead shareholders into believing that they have right that would be virtually impossible to exercise.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: Mark Sifferlen <mark.sifferlen@cummins.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Cummins Inc. (CMI)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal topic.

When a proponent takes the initiate on a rule 14a-8 proposal topic, that proponent and all the shareholders should not be penalized by exclusion of a precatory proposal, especially when the company chooses to follow the proponent's lead – but to a significantly lesser degree. **Especially after the proponent takes the initiative, the company should not be able to hijack this proposal topic in a weakened form with slight rearrangement – to completely deny all precatory shareholder input on this important topic in its original form of an unfettered 10%-threshold.**

The company announced plans – hitherto not disclosed to shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher threshold – 2.5-times higher. Plus the company changed the unfettered 10% of shareholder to at least 25% of the Company's outstanding shares of capital stock on a "net long" basis. Furthermore adding that shares must be held in the net-long position creates administrative burdens to shareholders attempting to request a special meeting.

By every indication, this action was purely defensive in nature and was intended to prevent shareholders from voting on the significantly lower threshold proposed in the rule 14a-8 proposal.

Specifically the purported past cases cited by the company cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. **The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.**

In the case here, there is no indication that the board of directors adopted the management proposal prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant consideration because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 25% level with the added restriction, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the unfettered 10% level recommended in the shareholder resolution.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board takes *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the unfettered 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a 25% threshold; it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Also two rulings from March 2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant consideration. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic that year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: Mark Sifferlen <mark.sifferlen@cummins.com>

[CMI: Rule 14a-8 Proposal, November 8, 2011]
3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay – total realized pay of $13 million for our CEO Theodore Solso.

Our Named Executive Officers received stock options that simply vest after time. Equity pay should have performance-vesting features in order to assure full alignment with shareholder interests. Market-priced stock options can give rewards to our executives due to a rising market alone, regardless of executive performance. In addition, a significant portion of long-term executive incentives consisted of performance cash awards that paid out in cash and were based on overlapping two-year performance periods. Two-year performance periods were far short of long-term. Finally, our CEO was entitled to over $30 million total in the event of a change in control.

Adopting this proposal would be a strong statement that our company is committed to a step forward in good corporate governance.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***



December 21, 2011

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Cummins Inc. Notice of Intention to Omit Shareholder Proposal Submitted by John Chevedden Securities Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that Cummins Inc., an Indiana corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a proposal and statement in support thereof (the "Shareholder Proposal") submitted on November 8, 2011 by Mr. John Chevedden (the "Proponent"). We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the Shareholder Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent by email.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Mark J. Sifferlen
Deputy General Counsel and
Assistant Corporate Secretary

Cummins Inc.
One American Square, Suite 1800
Indianapolis, IN 46282 USA

Phone: 1 317 610 2461
Fax: 1 317 610 2526
mark.sifferlen@cummins.com



The Shareholder Proposal

The Shareholder Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)."

A copy of the Shareholder Proposal is attached hereto as Exhibit A. Following receipt of the Shareholder Proposal, the Company advised Mr. Chevedden of a deficiency in his demonstration of eligibility pursuant to Rule 14a-8(b), and Mr. Chevedden responded with additional information. All such correspondence is attached hereto as Exhibit B.

Basis For Exclusion

The Company believes that the Shareholder Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(9) under the Exchange Act because the Shareholder Proposal directly conflicts with a proposal to be submitted by the Company in its 2012 Proxy Materials.

Analysis

Currently, the Company does not have a provision in its Restated Articles of Incorporation or bylaws that permits shareholders to call a special meeting. The Company's bylaws currently provide that a special meeting of shareholders may be called "only by the Board of Directors or the Chairman of the Board." In light of evolving practices regarding special meeting provisions and in response to views expressed by some of the Company's shareholders as a result of the Company proactively soliciting such views, the Company's board of directors has approved submitting a proposal to the Company's shareholders at the 2012 Annual Meeting asking the Company's shareholders to approve an amendment to the Company's bylaws to permit shareholders who hold in the aggregate at least 25% of the Company's outstanding shares of capital stock on a "net long" basis to call a special meeting of shareholders (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9) under the Exchange Act, a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Release No. 34-40018, at n. 27 (May 21,1998).

Mark J. Sifferlen
Deputy General Counsel and
Assistant Corporate Secretary

Cummins Inc.
One American Square, Suite 1800
Indianapolis, IN 46282 USA

Phone: 1 317 610 2461
Fax: 1 317 610 2526
mark.sifferlen@cummins.com



The Staff has consistently indicated that when a shareholder proposal, on one hand, and a company-sponsored proposal, on the other hand, would present alternative and conflicting decisions to shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Marathon Oil Corp.* (avail. Dec. 23, 2010) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings when the matters to be voted on at the meeting included a management proposal to amend the bylaws to permit holders of 20% of the outstanding common stock to call a special meeting); *Int'l Paper Co.* (avail. Mar. 11, 2010) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings when the matters to be voted on at the meeting included a management proposal to amend the bylaws to permit holders of 20% of the outstanding common stock to call a special meeting); *Genzyme Corp.* (avail. Mar. 1, 2010) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings when the matters to be voted on at the meeting included a management proposal to amend the articles of incorporation and bylaws to permit holders of 40% of the votes entitled to be cast to call a special meeting); *Honeywell Int'l Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings without shareholder-specific exceptions or exclusions when the matters to be voted on at the meeting included a management proposal to amend the certificate of incorporation to permit holders of 20% of the outstanding common stock to call a special meeting); *Becton, Dickinson and Co.* (avail. Nov. 12, 2009, recon. denied Dec. 22, 2009) (concurring with the exclusion of a shareholder proposal asking that the bylaws and each appropriate governing document be amended to give holders of 10% of the outstanding common stock the power to call special meetings without shareholder-specific exceptions or exclusions when the matters to be voted on at the meeting included a management proposal to amend the bylaws to permit holders of 25% of the outstanding shares to call a special meeting).

On this basis, the Staff has previously permitted exclusion of a shareholder proposal under circumstances similar, or nearly identical, to those presented in this letter. For example, in *Waste Management, Inc.* (avail. Feb. 16, 2011), the Staff concurred with the exclusion of a shareholder proposal regarding the right of shareholders to call a special meeting in light of a conflicting company-sponsored proposal to amend the bylaws to permit shareholders holding in the aggregate at least 25% of the outstanding common stock and meeting certain other requirements to call a special meeting. In each of the no-action letters cited above, the conflicting company proposal presented a higher ownership threshold to exercise the shareholders' right to call a special meeting than was set forth in the shareholder proposal, and the Staff advised that it would not recommend enforcement action for omission of the shareholder proposal after consideration of the companies' position that the proposals present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results.

As in the no-action letters cited above, the Company Proposal and the Shareholder Proposal directly conflict, and inclusion of both proposals in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders. Specifically, the Company Proposal, on one hand, would call for a

Mark J. Sifferlen
Deputy General Counsel and
Assistant Corporate Secretary

Cummins Inc.
One American Square, Suite 1800
Indianapolis, IN 46282 USA

Phone: 1 317 610 2461
Fax: 1 317 610 2526
mark.sifferlen@cummins.com



25% ownership threshold to call a special meeting, whereas the Shareholder Proposal, on the other hand, would call for a 10% ownership threshold. Failing to exclude the Shareholder Proposal from the 2012 Proxy Materials would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Therefore, based on the foregoing, the Company believes that the Shareholder Proposal may properly be excluded from its 2012 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2012 Proxy Materials due to the inclusion of the conflicting Company Proposal in the 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me by phone at (317) 610-2461 or by email at mark.sifferlen@cummins.com or to contact Steven R. Barth of Foley & Lardner LLP by phone at (414) 297-5662 or by email at sbarth@foley.com.

Very truly yours,

Mark Sifferlen
Deputy General Counsel &
Assistant Corporate Secretary
Cummins Inc.

Attachment

cc: John Chevedden (w/attachments – via email and regular U.S. mail)

Mark J. Sifferlen
Deputy General Counsel and
Assistant Corporate Secretary

Cummins Inc.
One American Square, Suite 1800
Indianapolis, IN 46282 USA

Phone: 1 317 610 2461
Fax: 1 317 610 2526
mark.sifferlen@cummins.com

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Mr. Theodore M. Solso
Chairman of the Board
Cummins Inc. (CMI)
500 Jackson St
Columbus IN 47202
Phone: 812 377-5000
Fax: 812 377-3334

Dear Mr. Solso,

I purchased stock in our company because I believed our company had unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to***FISMA & OMB Memorandum M-07-16***

Sincerely,


John Chevedden


Date

cc: Marya M. Rose <marya.rose@cummins.com>
Corporate Secretary
Janet Williams <janet.williams@cummins.com>
Director - Corporate Communications
Phone: 317-610-2488
Fax: 317-610-2526

[CMI: Rule 14a-8 Proposal, November 8, 2011]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay – total realized pay of $13 million for our CEO Theodore Solso.

Our Named Executive Officers received stock options that simply vest after time. Equity pay should have performance-vesting features in order to assure full alignment with shareholder interests. Market-priced stock options can give rewards to our executives due to a rising market alone, regardless of executive performance. In addition, a significant portion of long-term executive incentives consisted of performance cash awards that paid out in cash and were based on overlapping two-year performance periods. Two-year performance periods were far short of long-term. Finally, our CEO was entitled to over $30 million total in the event of a change in control.

Adopting this proposal would be a strong statement that our company is committed to a step forward in good corporate governance.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

November 8, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

This letter is provided at the request of Mr. John R. Chevedden, a client of Ram Trust Services.

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 225 shares of Altera Corp. (ALTR common stock – CUSIP: 021441100), 50 shares of Colgate-Palmolive Co. (CL common stock – CUSIP: 194162103), 85 shares of Cummins Inc. (CMI common stock– CUSIP:231021106), 100 shares of Dominion Resources Inc. (D common stock – CUSIP: 25746U109), and 50 shares of Dun & Bradstreet Corp. (DNB – common stock –CUSIP: 26483E100) since at least November 25, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

EXHIBIT B



November 22, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

Via Email and Certified U.S. Mail

FISMA & OMB Memorandum M-07-16

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

On November 8, 2011, we received your letter requesting that Cummins Inc. ("Cummins") include your proposed resolution in its proxy materials for its 2012 annual meeting. Your letter was accompanied by a letter from Ram Trust Services that was intended to demonstrate that you satisfy the minimum ownership requirements of Rule 14a-8. Based on our review of the information provided by you, our records and regulatory materials, however, we have been unable to conclude that the proposal meets the requirements for inclusion in Cummins' proxy materials, and, unless you can demonstrate that you meet the requirements in the proper time frame, we will be entitled to exclude your proposal from the proxy materials for Cummins' 2012 annual meeting.

As you know, to be eligible to include a proposal in the proxy materials for Cummins' 2012 annual meeting, Rule 14a-8 under the Securities Exchange Act of 1934 requires that a shareholder must have continuously held at least $2,000 in market value or 1% of Cummins' common stock (the class of securities that will be entitled to be voted on the proposal at the meeting) for at least one year as of the date that the proposal is submitted. The shareholder must continue to hold those securities through the date of the meeting and must so indicate to us. You state in your letter that "Rule 14a-8 requirements will be met including continuous ownership of the required stock value . . . ." We have, however, been unable to confirm your current ownership of Cummins stock or the length of time that you have held the shares.

Although you have provided us with a letter from Ram Trust Services identifying The Northern Trust Company as the entity through which Ram Trust Services holds shares you beneficially own, none of the materials you provided identify the record holder of the shares as such or include the necessary verification. Cummins has reviewed the list of record owners of its common stock, and neither you nor Ram Trust Services is listed as an owner of Cummins common stock. In addition, neither you nor Ram Trust Services is a participant in the Depository Trust Company ("DTC"). Pursuant to Rule 14a-8(b) as interpreted in Securities and Exchange Commission Staff Legal Bulletin No. 14F, since neither you nor Ram Trust Services is a record holder of Cummins common stock or a participant in DTC, you must provide a written statement from the record holder of the shares you beneficially own, or from the DTC participant holding such shares, verifying that you have held the required amount of Cummins common stock continually for at least one year as of the date of your submission of the proposal. As required by Rule 14a-8(f), you must provide us with this statement within 14 days of your receipt of this letter. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

Mark J. Sifferlen
Deputy General Counsel and
Assistant Corporate Secretary

Cummins Inc.
One American Square, Suite 1800
Indianapolis, IN 46282 USA

Phone: 1 317 610 2461
Fax: 1 317 610 2526
mark.sifferlen@cummins.com



If you adequately correct the problem within the required time frame, Cummins will then address the substance of your proposal. Even if you provide timely and adequate proof of ownership, Cummins reserves the right to raise any substantive objections it has to your proposal at a later date.

Sincerely,

Mark Sifferlen
Deputy General Counsel &
Assistant Corporate Secretary

Enc.

Mark J. Sifferlen
Deputy General Counsel and
Assistant Corporate Secretary

Cummins Inc.
One American Square, Suite 1800
Indianapolis, IN 46282 USA

Phone: 1 317 610 2461
Fax: 1 317 610 2526
mark.sifferlen@cummins.com

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization:

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EFFECTIVE DATE NOTE: At 76 FR 6045, Feb. 2, 2011, § 240.14a–8 was amended by adding a note to paragraph (i)(10), effective April 4, 2011. For the convenience of the user, the added text is set forth as follows:

§ 240.14a-8 Shareholder proposals.

* * * * *

(i) * * *

(10) * * *

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

* * * * *

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

(Secs. 19(a), 3(b), 23(a)(1), 20, 319(a), 48 Stat. 85, 882, 901; sec. 209, 48 Stat. 908; 49 Stat. 833; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; 53 Stat. 1173; secs. 3, 18, 89 Stat. 97, 155; sec. 308(a)(2), 90 Stat. 57; 15 U.S.C. 77s(a), 78c(b), 78w(a)(1), 79t, 77sss(a))

[31 FR 212, Jan. 7, 1966, as amended at 41 FR 19933, May 14, 1976; 44 FR 38815, July 2, 1979; 44 FR 68456, Nov. 29, 1979]

§ 240.14a-10 Prohibition of certain solicitations.

No person making a solicitation which is subject to §§ 240.14a-1 to 240.14a-10 shall solicit:

(a) Any undated or postdated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

[17 FR 11434, Dec. 18, 1952]

§ 240.14a-12 Solicitation before furnishing a proxy statement.

(a) Notwithstanding the provisions of § 240.14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of § 240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A (§ 240.14a-101)) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

Post-it® Fax Note 7671	Date 11-29-11 # of pages ▶
To Nick Stifferlen	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 317-610-2526	Fax #

November 29, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: Cummins Inc. (Shareholder Resolution) CUSIP # 231021106
FISMA & OMB Memorandum M-07-16 Account Ram Trust Services

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Ram Trust Services. As of November 8, 2011, Ram Trust Services held 135 shares of Cummins Inc. Company CUSIP # 231021106.

The above account has continuously held at least 85 shares of CMI common stock since at least November 25, 2009.

Sincerely,

Kimberly Jones
Northern Trust Company
Correspondent Trust Services
(312) 630-6540

CC: John P.M. Higgins, Ram Trust Services